UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

___________________________________________________

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip A. Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,403,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,403,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,403,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Opportunities Breakaway MM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
540,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
540,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer.

This Amendment No. 18 ("Amendment No. 18") amends the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014, Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on December 3, 2014, Amendment No. 4 filed on March 17, 2015, Amendment No. 5 filed on March 24, 2015, Amendment No. 6 filed on August 10, 2015, Amendment No. 7 filed on September 2, 2015, Amendment No. 8 filed on October 9, 2015, Amendment No. 9 filed on October 16, 2015, Amendment No. 10 filed on November 9, 2015, Amendment No. 11 filed on November 19, 2015, Amendment No. 12 filed on December 29, 2015, Amendment No. 13 filed on January 14, 2016, Amendment No. 14 filed on March 22, 2016, Amendment No. 15 filed on April 14, 2015, Amendment No. 16 filed on August 31, 2016, Amendment No. 17 filed on November 10, 2016 and Amendment No. 18 filed on November 17, 2016 (as amended, the "Schedule 13D"), and relates to the shares of Common Stock, $0.001 par value (the "Shares"), of HC2 Holdings, Inc. (the "Issuer"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 18.

Item 5.	Interest in Securities of the Issuer.

References to the percentage ownership of Shares in this Schedule 13D are based upon 41,818,944 Shares stated to be outstanding as of October 31, 2016 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2016.

(a, b)
As of the date hereof, Philip A. Falcone may be deemed to be the beneficial owner of 6,403,984 Shares, constituting 13.7% of the outstanding Shares and consisting of 1,345,827 Shares owned outright and 5,058,157 Shares underlying currently vested options. The following summarizes Mr. Falcone’s Share ownership and currently outstanding equity awards:

(i)
On January 15, 2014, Mr. Falcone was awarded restricted stock units ("RSUs") with respect to 2,028 Shares. 1,014 of such RSUs vested on each of January 15, 2015 and January 15, 2016, and were settled in Shares currently owned by Mr. Falcone.

(ii)
On January 15, 2014, Mr. Falcone was awarded options to purchase 4,055 Shares. One-third of the options vested on the date of issuance, one-third of the options vested on January 15, 2015 and one third of the options vested on January 16, 2016. The option is currently exercisable with respect to 4,055 Shares.

(iii)
On May 21, 2014, the Issuer entered into an option agreement (the "May 21, 2014 Option Agreement") with Mr. Falcone pursuant to which Mr. Falcone has the right to purchase an initial amount of 1,568,864 Shares. The option vests in three equal installments on the date of issuance and on each of May 21, 2015 and May 21, 2016, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The option is currently exercisable with respect to 1,568,864 Shares. The number of shares for which the option is exercisable and the exercise price of the option are subject to adjustment for certain events, with the effect that at all times the option as so adjusted will enable Mr. Falcone to purchase the same percentage ownership interest in the Issuer that the option represented on its grant date. The option contemplated that the anti-dilution adjustments would be in the form of additional options to be granted as of the date of the event requiring adjustment.

(iv)
On October 26, 2014, the Issuer and Mr. Falcone reformed and clarified the May 21, 2014 Option Agreement (the "Option Clarification Agreement") to clarify the operation of the anti-dilution provisions of the May 21, 2014 Option Agreement upon the issuance of rights, warrants, options, exchangeable securities or convertible securities entitling the holder thereof to subscribe for, purchase or otherwise acquire shares of the Issuer’s capital stock (each referred to as "Rights") in light of the Issuer’s issuances of common and preferred stock. Specifically, pursuant to the terms of the Option Clarification Agreement, additional options granted to Mr. Falcone pursuant to the anti-dilution provisions upon the issuance of Rights (i) would have an exercise price equal to the greater of the fair market value of the Shares on the trading day immediately preceding the date of grant of the option or the price payable or deemed payable with respect to the applicable Shares upon the exercise or conversion of the Rights and (ii) would be exercisable as and to the extent the Rights are exercised or converted.

On October 28, 2014, anti-dilution adjustment options (the "October Anti-Dilution Options") to purchase an aggregate of 1,782,082 Shares were issued to Mr. Falcone promptly following the execution of the Option Clarification Agreement. The October Anti-Dilution Options vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date.

A portion of the October Anti-Dilution Options were issued in respect of the Company’s issuance of its Series A Preferred Stock and related pay-in-kind dividends on such Series A Preferred Stock, based on a conversion price of $4.00 with respect to the Series A Preferred Stock, as follows: options to purchase (1) 750,000 Shares at $4.05, (2) 2,667 Shares at $4.00 and (3) 7,527 Shares at $4.46 (collectively, the "Original Series A Contingent Options"). On August 6, 2015, the Company determined that the Original Series A Contingent Options should have been issued based on a conversion price of $4.25 with respect to the Series A Preferred Stock, as follows: options to purchase (1) 705,882 Shares at $4.25, (2) 2,510 Shares at $4.25, and (3) 7,084 Shares at $4.46 (collectively, the "Corrected Series A Contingent Options"). On the same date, the Company issued the Corrected Series A Contingent Options to Mr. Falcone contemporaneously with the surrender of the Original Series A Contingent Options for cancellation. The Corrected Series A Contingent Options otherwise have the same vesting dates and terms as the Original Series A Contingent Options. Taking into account this correction, the October Anti-Dilution Options are currently vested with respect to 1,737,364 Shares.

On January 7, 2015, anti-dilution adjustment options to purchase an aggregate of 169,697 Shares were issued to Mr. Falcone as a result of the issuance of the Series A-2 Convertible Participating Preferred Stock on January 5, 2015. The options have an exercise price of $8.25 per share and vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 169,697 Shares.

On January 29, 2016, the Company determined that, as a result of the issuance and sale by the Company of 8,452,500 Shares on November 4, 2015 as disclosed on the Company’s Current Form 8-K filed on November 9, 2015, and the issuance of 1,007,422 Shares and a warrant to purchase 2,000,000 Shares pursuant to that certain stock purchase agreement as disclosed on the Company’s Current Form 8-K filed on December 28, 2015, an adjustment to the conversion price of the Series A-2 Convertible Participating Preferred Stock ("Series A-2 Preferred Stock") was required under the terms of the Certificate of Designation of the Series A-2 Preferred Stock from $8.25 to $7.93 (the "Series A-2 Adjustment"). As a result of the Series A-2 Adjustment, on January 29, 2016, anti-dilution adjustment options to purchase an aggregate of 6,848 Shares (the "Adjusted Series A-2 Options") were issued to Mr. Falcone. The exercise price of the Adjusted Series A-2 Options is $7.93 per share, and the Adjusted Series A-2 Options vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The Adjusted Series A-2 Options are currently vested with respect to 4,565 Shares.

(v)
On March 12, 2015, Mr. Falcone was awarded RSAs in respect of 881,550 Shares, 564,937 of such RSAs vested immediately. The remaining 316,613 RSAs vested on March 12, 2016, and 129,951 Shares were withheld to cover tax obligations for such vesting.

(vi)
On March 12, 2015, Mr. Falcone was awarded options to purchase 309,620 Shares at an exercise price of $9.00 per Share. One-half of the option vested on the date of issuance and one-half of the option vested on March 12, 2016. The option is currently exercisable with respect to 309,620 Shares.

(vii)
On October 9, 2015, Mr. Falcone agreed to purchase 540,000 Shares at a price of $7.50 per Share. On October 15, 2015, this purchase of these shares was completed by Global Opportunities Breakaway MM LLC ("Global Opportunities").  Mr. Falcone is the managing member of Global Opportunities.

(viii)
On November 9, 2015, anti-dilution adjustment options to purchase an aggregate of 845,250 Shares were issued to Mr. Falcone as a result of the Issuer’s issuance of 8,452,500 Shares of common stock pursuant to that certain registered public offering on November 9, 2015. The options have an exercise price of $7.17 per share and vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 563,500 Shares.

(ix)
On December 24, 2015, pursuant to that certain Stock Purchase Agreement, among Continental General Corporation, Great American Financial Resources, Inc. and the Company, dated April 13, 2015,  anti-dilution adjustment options to purchase an aggregate of 300,742 Shares were issued to Mr. Falcone as a result of the Issuer’s issuance of 1,007,422 Shares ("Additional Option") and a warrant to purchase 2,000,000 Shares

("Contingent Option", and together with the Additional Option, the "Adjustment Option"). The Additional Options issued have an exercise price of $5.90 per Share and the Contingent Options have an exercise price of $7.08 per Share.  The Adjustment Options vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The Contingent Options are exercisable as and to the extent that the warrant is converted into common stock.  The Adjustment Options are currently vested with respect to 200,494 Shares.

(x)
On April 14, 2016, in consideration for eliminating the anti-dilution protection provisions contained in his stock option awards granted pursuant to the May 21, 2014 Option Agreement, Mr. Falcone received an award consisting solely of 1,500,000 premium stock options (the "2016 Premium Option") that will be issued under the Company’s 2014 Omnibus Equity Award Plan. The 2016 Premium Options vest in three equal installments on each of the first three anniversaries following the grant date (with each tranche vesting one-third on each such date), and the applicable per share exercise prices will be as follows: (a) $7.50 with respect to an option to acquire 500,000 shares, which is an 111% premium to the Issuer’s closing stock price on April 14, 2016, and 166,666 options vest on April 14, 2017; (b) $10.50 with respect to an option to acquire 500,000 shares, which is an 196% premium to the Issuer’s closing stock price on April 14, 2016, and 166,666 options vest on April 14, 2017; and (c) $13.50 with respect to an option to acquire 500,000 shares, which is an 280% premium to the Issuer’s closing stock price on April 14, 2016, and 166,666 options vest on April 14, 2017.  Under these awards, Mr. Falcone will not realize any value from the applicable portion of the 2016 Premium Option unless there has been at least an 111%, 196%, and 280% increase in the Issuer’s stock price, respectively, from the Issuer’s closing stock price on April 14, 2016.

(xi)	Mr. Falcone purchased the following Shares in open market on the dates indicated:

Date of Transaction	Number of Shares	Price per Share
11/11/2016	10,000	$4.40139
11/11/2016	6,000	$4.3885
11/11/2016	4,000	$4.38745
11/11/2016	2,500	$4.8976
11/11/2016	2,500	$4.3885
11/11/2016	6,200	$4.4586
11/14/2016	3,000	$4.5298
11/14/2016	8,000	$4.5299
11/14/2016	3,000	$4.5285
11/14/2016	4,000	$4.55039
11/14/2016	3,000	$4.5382

Mr. Falcone has sole power to dispose or direct the disposition of the Shares described above in clauses (i) through (xi).

(c)	Other than as set forth above, Mr. Falcone has not effected any transactions in the Shares in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

/s/ Philip A. Falcone
Philip A. Falcone